Exhibit 99.1

Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: Security California Bancorp
SEC Registration Statement No.: 333-208320

Pacific Premier Bancorp, Inc. Announces Fourth Quarter 2015 Results (Unaudited)

Fourth Quarter 2015 Summary

•	Net income of $8.1 million, or $0.37 per diluted share, an increase of 61% from prior year

•	Net income of $8.6 million, or $0.39 per diluted share, adjusted for merger and litigation related expenses

•	ROAA of 1.25% and ROATCE of 14.92%, adjusted for merger and litigation related expenses

•	Efficiency ratio of 53.78%

•	Net interest margin of 4.43%, which includes the benefit of earned discounts on acquired loans

•	Total loans increase $95 million and non-interest bearing deposits increase $30.8 million

•	Tangible book value increased to $11.17 per share

•	Received regulatory approval for acquisition of Security California Bancorp

Irvine, Calif., January 20, 2015 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI) (the “Company”), the holding company of Pacific Premier Bank (the “Bank”), reported net income for the fourth quarter of 2015 of $8.1 million, or $0.37 per diluted share. This compares with net income of $7.8 million, or $0.36 per diluted share, for the third quarter of 2015 and net income of $3.9 million, or $0.23 per diluted share, for the fourth quarter of 2014. Net income for the fourth quarter of 2015 includes $407,000 of merger related expenses associated with the acquisition of Security California Bancorp ("Security"). Excluding the non-tax deductible merger related and litigation expenses, adjusted net income for the fourth quarter of 2015 was $8.6 million, or $0.39 per diluted share.

For the three months ended December 31, 2015, the Company’s return on average assets was 1.18% and return on average tangible common equity was 14.09%, or 1.25% and 14.92% after adjusting for the merger related and litigation expenses, respectively. For the three months ended September 30, 2015, the return on average assets was 1.19% and the return on average tangible common equity was 14.25%. For the three months ended December 31, 2014, the return on average assets was 0.78% and the return on average tangible common equity was 9.56%.

For the twelve months ended December 31, 2015, the Company reported net income of $25.5 million or $1.19 per diluted share, which is a 24% increase over diluted earnings per share of $0.96 for 2014.

Steven R. Gardner, President and Chief Executive Officer of the Company, commented on the results, “We finished 2015 with a very strong quarter highlighted by record loan production, continued improvement in our deposit mix, and disciplined expense control. As a result, we were able to generate a 61% increase in earnings per share over the prior year quarter and a superior level of profitability.

“We originated $252 million of new loans in the fourth quarter, a 7% increase over the prior quarter and a 16% increase over the fourth quarter of last year. During the fourth quarter of 2015, our total loans outstanding increased at an annualized rate of 16%. The strong loan growth is being driven by solid loan demand throughout our core markets, our diversified business model that produces significant contributions from a variety of lending areas, and our consistent calling efforts to generate new business opportunities. The expansion of our customer base is also driving strong inflows of core deposits and an overall improvement in our funding mix.

“Given the strong growth in our core lending areas and the pending addition of Security California Bancorp’s commercial banking capabilities, we have decided to exit the warehouse lending business. In the past few years, increasing competition has eroded the returns in warehouse lending, and given the volatile nature of the business, our resources can be more profitability allocated to our core lines of business. We will wind down the warehouse lending business over the first quarter of 2016 and redeploy the funds into higher yielding loans and additional securities.

“We expect to deliver another strong year of earnings and balance sheet growth in 2016. We anticipate that our growth will continue to be driven by our C&I, franchise, construction, SBA and HOA banking groups. We are looking forward to adding the Security California Bancorp team and leveraging their commercial banking expertise to expand our roster of small- and middle-market business clients. We also remain well positioned to evaluate and execute on additional acquisition opportunities that can strengthen our commercial banking platform. Through strong organic growth and the continuation of our disciplined M&A strategy, we believe that we will continue to enhance the value of our franchise in the years ahead,” said Mr. Gardner.

FINANCIAL HIGHLIGHTS

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
Financial Highlights	(dollars in thousands, except per share data)
Net income	$8,065	$7,837	$3,891
Diluted EPS	0.37	0.36	0.23
Return on average assets	1.18%	1.19%	0.78%
Adjusted return on average assets	1.25	1.25	1.09
Adjusted net income (1)	$8,554	$8,237	$5,407
Return on average tangible common equity (2)	14.09%	14.25%	9.56%
Adjusted return on average tangible common equity (1)(2)	14.92	14.96	13.15
Net interest margin	4.43	4.24	4.13
Cost of deposits	0.31	0.32	0.36
Efficiency ratio (3)	53.78	53.55	64.88

(1) Adjusted to exclude merger related and litigation expenses, net of tax.
(2) A reconciliation of the non-GAAP measures of average tangible common equity to the GAAP measures of common stockholders' equity is set forth at the end of this press release.
(3) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and non-recurring merger related and litigation expenses to the sum of net interest income before provision for loan losses and total noninterest income, less gains/(loss) on sale of securities and other-than-temporary impairment recovery (loss) on investment securities.

INCOME STATEMENT HIGHLIGHTS

Net Interest Income and Net Interest Margin

Net interest income totaled $28.8 million in the fourth quarter of 2015, an increase of $2.1 million or 8.0% from the third quarter of 2015. The increase in net interest income reflected an increase in average interest-earning assets of $89.2 million, and an increase in the net interest margin of 19 basis points to 4.43%. The increase in average interest-earning assets during the fourth quarter of 2015 was primarily related to organic loan growth from new loan originations, with the average balance increasing $94 million. The increase in the net interest margin to 4.43% was the result of an increase in the yield on earning assets of 17 basis points. The fourth quarter was impacted by accelerated accretion of loan discounts from acquired loans due to higher levels of early loan payoffs, which contributed to the 18 basis point increase in loan yields. The total impact on interest income from accretion of discounts on acquired loans was $1.8 million during the fourth quarter of 2015, compared to $700,000 in the third quarter of 2015. Excluding the impact of earned discounts on acquired loans, the net interest margin for the fourth quarter and third quarter of 2015 were 4.14% and 4.13%, respectively.

Net interest income for the fourth quarter of 2015 increased $9.1 million or 45.9% compared to the fourth quarter of 2014. The increase was related to an increase in average interest-earning assets of $684.4 million, primarily related to our organic loan growth since the end of the fourth quarter of 2014 and our acquisition of Independence Bank during the first quarter of 2015. Our net interest margin increased 30 basis points from the prior year margin of 4.13%. Excluding the impact of earned discounts on acquired loans, the net interest margin increased by 10 basis points from the fourth quarter of 2014.

Provision for Loan Losses

A provision for loan losses was recorded for the current quarter in the amount of $1.7 million, as a result of growth in the loan portfolio from September 30, 2015 to December 31, 2015. Net loan charge-offs were $528,000 for the quarter.

CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended			Three Months Ended			Three Months Ended
	December 31, 2015			September 30, 2015			December 31, 2014
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets	(dollars in thousands)

Cash and cash equivalents	$114,027	$57	0.20%	$124,182	$63	0.20%	$104,201	$50	0.19%
Investment securities	312,008	1,673	2.14	306,623	1,749	2.28	237,347	1,308	2.20
Loans receivable, net (1)	2,158,759	30,181	5.55	2,064,768	27,935	5.37	1,558,826	21,179	5.39
Total interest-earning assets	$2,584,794	$31,911	4.90%	2,495,573	29,747	4.73%	1,900,374	22,537	4.71%

Liabilities
Interest-bearing deposits	$1,461,599	$1,713	0.46%	$1,464,577	$1,719	0.47%	$1,150,516	$1,448	0.50%
Borrowings	238,127	1,361	2.27	190,408	1,332	2.77	173,704	1,322	3.02
Total interest-bearing liabilities	$1,699,726	$3,074	0.72%	$1,654,985	$3,051	0.73%	$1,324,220	$2,770	0.83%
Noninterest-bearing deposits	$709,982			$674,795			$447,315
Net interest income		$28,837			$26,696			$19,767
Net interest margin (2)			4.43%			4.24%			4.13%

(1) Average balance includes nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums, and allowance for loan losses.
(2) Represents net interest income divided by average interest-earning assets.

Noninterest income

Noninterest income for the fourth quarter of 2015 was $4.2 million, a decrease of $161,000 or 3.7% from the third quarter of 2015. The decrease from the third quarter of 2015 was primarily the result of a one time legal settlement which occured in the third quarter of 2015.

Compared to the fourth quarter of 2014, noninterest income for the fourth quarter of 2015 decreased $685,000 or 14.0%. The decrease was primarily related to a decrease in gain on the sale of investments of $1.0 million.

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
NONINTEREST INCOME	(dollars in thousands)
Loan servicing fees	$348	$375	$305
Deposit fees	686	629	480
Net gain from sales of loans	2,705	2,544	2,679
Net gain from sales of investment securities	(4)	38	1,024
Other income	482	792	414
Total noninterest income	$4,217	$4,378	$4,902

 Noninterest Expense

Noninterest expense totaled $18.5 million for the fourth quarter of 2015, an increase of $1.2 million or 6.7%, compared with the third quarter of 2015. The increase was primarily related to an increase of $612,000 in compensation and benefits expense, and a $321,000 increase in legal, audit and professional expense. Approximately $400,000 of the increase in compensation and benefit expense was related to year end adjustments for incentive accruals, bonus payments, and severance. In addition, the fourth quarter included $407,000 in expense related to the pending merger with Security California Bancorp and $130,000 in litigation expense.

In comparison to the fourth quarter of 2014, noninterest expense grew by $2.1 million or 12.6%. The increase in expense was primarily related to the additional costs from the personnel and branches retained from the acquisition of Independence Bank ("IDPK"), combined with our continued investment in personnel to support our organic growth in loans and deposits. The fourth quarter of 2014 included approximately $860,000 in merger related expenses associated with the acquisition of IDPK and $650,000 in litigation related expenses.

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
NONINTEREST EXPENSE	(dollars in thousands)
Compensation and benefits	$10,030	$9,418	$7,839
Premises and occupancy	2,141	2,151	1,731
Data processing and communications	715	681	534
Other real estate owned operations, net	7	9	10
FDIC insurance premiums	345	355	261
Legal, audit and professional expense	826	505	637
Marketing expense	519	567	472
Office and postage expense	478	525	421
Loan expense	439	370	215
Deposit expense	938	917	709
Merger related expense	407	400	864
CDI amortization	345	344	254
Other expense	1,349	1,132	2,521
Total noninterest expense	$18,539	$17,374	$16,468

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
Operating Metrics
Efficiency ratio (1)	53.78%	53.55%	64.88%
Noninterest expense to average total assets	2.67	2.58	3.26
Full-time equivalent employees, at period end	331.5	331.5	328.5

(1) Represents the ratio of noninterest expense less other real estate owned operations, core deposit intangible amortization and non-recurring merger related and litigation expenses to the sum of net interest income before provision for loan losses and total noninterest income less, gains/(loss) on sale of securities and other-than-temporary impairment recovery (loss) on investment securities.

Income Tax

For the fourth quarter of 2015, our effective tax rate was 37.1%, compared with 38% and 42.6% for the third quarter of 2015 and fourth quarter of 2014, respectively. The decrease in the effective tax rate from the fourth quarter of 2014 was the result of a lower level of non-deductible merger costs and greater low income tax credits.

BALANCE SHEET HIGHLIGHTS

Loans

Loans held for investment totaled $2.25 billion at December 31, 2015, an increase of $86.5 million or 4.0% from September 30, 2015, and an increase of $626 million or 38.4% from December 31, 2014. The increase from September 30, 2015 was due to growth in franchise loans, construction lending, commercial and industrial loans and commercial real estate. The $626 million increase in loans from December 31, 2014 included $333 million in loans acquired from Independence Bank. The total end of period weighted average interest rate on loans, excluding fees and discounts, at December 31, 2015 was 4.91%, compared to 4.90% at September 30, 2015 and 4.91% at December 31, 2014.

Loan activity during the fourth quarter of 2015 included organic loan originations of $252 million. Originations of loan commitments included construction loan originations of $82.4 million, commercial real estate loan originations of $64.3 million, franchise loan originations of $41.1 million, SBA loan originations of $22.1 million and commercial and industrial loan originations of $16.3 million. At December 31, 2015 our loan to deposit ratio was 103.1%, compared with 101.3% and 99.9% at September 30, 2015 and December 31, 2014, respectively.

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
LOAN ACTIVITY	(dollars in thousands)
Loans originated and purchased	$252,241	$248,815	$226,229
Repayments	(113,528)	(127,475)	(80,623)
Loans sold	(32,668)	(28,039)	(43,956)
Change in undisbursed	(11,937)	(45,085)	(21,219)
Change in allowance	(1,172)	(1,045)	(1,433)
Other	916	1,080	1,620
Increase in loans, net	$93,852	$48,251	$80,618

	December 31,	September 30,	December 31,
	2015	2015	2014
Loan Portfolio	(dollars in thousands)
Business loans:
Commercial and industrial	$309,741	$288,982	$228,979
Franchise	328,925	295,965	199,228
Commercial owner occupied	294,726	302,556	210,995
SBA	62,256	70,191	28,404
Warehouse facilities	143,200	144,274	113,798
Real estate loans:
Commercial non-owner occupied	421,583	406,490	359,213
Multi-family	429,003	421,240	262,965
One-to-four family	80,050	78,781	122,795
Construction	169,748	141,293	89,682
Land	18,340	12,758	9,088
Other loans	5,111	5,017	3,298
Total Gross Loans	2,262,683	2,167,547	1,628,445
Less Loans held for sale, net	8,565	—	—
Total gross loans held for investment	2,254,118	2,167,547	1,628,445
Less:
Deferred loan origination costs/(fees) and premiums/(discounts)	197	309	177
Allowance for loan losses	(17,317)	(16,145)	(12,200)
Loans held for investment, net	$2,236,998	$2,151,711	$1,616,422

Asset Quality and Allowance for Loan Losses

Nonperforming assets totaled $5.1 million or 0.18 % of total assets at December 31, 2015, compared to $4.8 million or 0.18 % of total assets at September 30, 2015. During the fourth quarter of 2015, nonperforming loans decreased $126,000 to total $4.0 million and other real estate owned increased $450,000 to total $1.2 million.

At December 31, 2015, the allowance for loan losses was $17.3 million, an increase of $1.2 million from September 30, 2015. At December 31, 2015, our allowance for loan losses as a percent of nonaccrual loans was 436.3%, an increase from 394.3% at September 30, 2015 and a decrease from 844.88% at December 31, 2014. The increase in the allowance for loan losses at December 31, 2015 was attributable to the growth in the loan portfolio, as well as higher rates of growth in certain segments of the loan portfolio. At December 31, 2015, the ratio of allowance for loan losses to total gross loans was 0.77%, an increase from 0.74% at September 30, 2015 and 0.75% at December 31, 2014. Including the loan fair market value discounts recorded in connection with our acquisitions, the allowance for loan losses to total gross loans ratio was 0.88% at December 31, 2015, compared with 0.93% at September 30, 2015 and 0.87% at December 31, 2014.

	December 31,	September 30,	December 31,
	2015	2015	2014
Asset Quality	(dollars in thousands)
Nonaccrual loans	$3,969	$4,095	$1,444
Other real estate owned	1,161	711	1,037
Nonperforming assets	$5,130	$4,806	$2,481
Allowance for loan losses	$17,317	$16,145	$12,200
Allowance for loan losses as a percent of total nonperforming loans	436.31%	394.26%	844.88%
Nonperforming loans as a percent of gross loans	0.18	0.19	0.09
Nonperforming assets as a percent of total assets	0.18	0.18	0.12
Net loan charge-offs for the quarter ended	$528	$17	$(12)
Net loan charge-offs for quarter to average total loans, net	0.02%	—%	—%
Allowance for loan losses to gross loans	0.77	0.74	0.75
Delinquent Loans:
30 - 59 days	$323	$702	$20
60 - 89 days	355	25	24
90+ days (4)	1,954	2,214	54
Total delinquency	$2,632	$2,941	$98
Delinquency as a % of total gross loans	0.12%	0.14%	0.01%

Investment Securities

Investment securities available for sale totaled $280 million at December 31, 2015, a decrease of $10.1 million from September 30, 2015, and an increase of $78.6 million from December 31, 2014. The decrease in the fourth quarter was primarily the result of principal paydowns of $8.2 million. During the fourth quarter of 2015 $8.4 million in CRA eligible mortgage-backed securities were purchased and recorded as investments held to maturity.

	December 31,	September 30,	December 31,
	2015	2015	2014
Investment securities:	(dollars in thousands)
Municipal bonds	$130,245	$130,004	$89,661
Mortgage-backed securities	150,028	160,417	111,977
Total securities available for sale	$280,273	$290,421	$201,638

Investments held to maturity	$9,642	$726	$—

Deposits

At December 31, 2015, non-maturity deposits totaled $1.67 billion, an increase of $39.7 million, or 2.4% from September 30, 2015 and $485 million or 40.8% from December 31, 2014. At December 31, 2015, deposits totaled $2.20 billion, up $55.9 million or 2.6% from September 30, 2015 and $564 million or 34.6% from December 31, 2014. During the fourth quarter of 2015, deposit increases included $30.8 million of noninterest bearing deposits, $4.5 million in money market/savings deposits, and $33.8 million in wholesale/brokered certificates of deposit, offset by a decrease of $17.6 million in retail certificates of deposit. The increase in deposits since the end of the fourth quarter of 2014 was due to organic growth and the acquisition of Independence Bank, which added $336 million in deposits.

The weighted average cost of deposits for the three month period ending December 31, 2015 was 0.31%, a decrease from 0.32% for the third quarter of 2015 and a decrease from 0.36% for the fourth quarter of 2014.

	December 31,	September 30,	December 31,
	2015	2015	2014
Deposit Accounts	(dollars in thousands)
Noninterest-bearing checking	$711,771	$680,937	$456,754
Interest-bearing:
Checking	134,999	130,671	131,635
Money market/Savings	827,378	822,876	600,764
Retail certificates of deposit	365,911	383,481	365,168
Wholesale/brokered certificates of deposit	155,064	121,242	76,505
Total interest-bearing	1,483,352	1,458,270	1,174,072
Total deposits	$2,195,123	$2,139,207	$1,630,826

Deposit Mix (% of total deposits)
Noninterest-bearing deposits	32.4%	31.8%	28.0%
Non-maturity deposits	76.3	76.4	72.9

Borrowings

At December 31, 2015, total borrowings amounted to $266 million, an increase of $4.6 million or 1.8% from September 30, 2015 and an increase of $79.5 million or 42.5% from December 31, 2014. At December 31, 2015, total borrowings represented 9.5% of total assets, compared to 9.6% and 9.2%, as of September 30, 2015 and December 31, 2014, respectively.

	December 31, 2015		September 30, 2015		December 31, 2014
	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(dollars in thousands)
FHLB advances	$148,000	0.42%	$144,000	0.38%	$70,000	0.59%
Reverse repurchase agreements	48,125	1.94	47,483	1.97	46,643	2.03
Subordinated debentures	70,310	5.35	70,310	5.35	70,310	5.34
Total borrowings	$266,435	2.00%	$261,793	2.00%	$186,953	2.74%

Weighted average cost of borrowings during the quarter	2.27%		2.77%		2.01%
Borrowings as a percent of total assets	9.5		9.6		9.2

Capital Ratios

At December 31, 2015, our ratio of tangible common equity to total assets was 8.82%, with a tangible book value of 11.17 per share and a book value per share of $13.86.

At December 31, 2015, the Bank exceeded all regulatory capital requirements with a ratio for tier 1 leverage capital of 11.41%, common equity tier 1 risk-based capital of 12.35%, tier 1 risk-based capital of 12.35% and total risk-based capital of 13.07%. These capital ratios exceeded the “well capitalized” standards defined by the federal banking regulators of 5.00% for tier 1 leverage capital, 6.5% for common equity tier 1 risk-based capital, 8.00% for tier 1 risk-based capital and 10.00% for total risk-based capital. At December 31, 2015, the Company had a ratio for tier 1 leverage capital of 9.52%, common equity tier 1 risk-based capital of 9.91%, tier 1 risk-based capital of 10.28% and total risk-based capital of 13.43%.

	December 31,	September 30,	December 31,
	2015	2015	2014
Pacific Premier Bank Capital Ratios
Tier 1 leverage ratio (1)	11.41%	11.44%	11.29%
Common equity tier 1 risk-based capital ratio (1)	12.35	12.54	N/A
Tier 1 risk-based capital ratio (1)	12.35	12.54	12.72
Total risk-based capital ratio (1)	13.07	13.25	13.45
Pacific Premier Bancorp, Inc. Capital Ratios
Tier 1 leverage ratio (1)	9.52%	9.50%	9.18%
Common equity tier 1 risk-based capital ratio (1)	9.91	10.02	N/A
Tier 1 risk-based capital ratio (1)	10.28	10.40	10.30
Total risk-based capital ratio (1)	13.43	13.65	14.46
Tangible common equity ratio (2)	8.82	8.75	8.51
Share Data
Book value per share	$13.86	$13.52	$11.81
Tangible book value per share (2)	11.17	10.80	10.12
Closing stock price	21.25	20.32	17.33

(1) Beginning with March 31, 2015, the ratio is calculated under Basel III. For prior periods, the ratio was calculated under Basel I or not applicable.
(2) A reconciliation of the non-GAAP measures of tangible common equity and tangible book value per share to the GAAP measures of common stockholders' equity and book value per share is set forth below.

Conference Call and Webcast

The Company will host a conference call at 9:00 a.m. PT / 12:00 p.m. ET on January 20, 2016 to discuss its financial results. Analysts and investors may participate in the question-and-answer session. A live webcast will be available on the Webcasts page of the Company's investor relations website. An archived version of the webcast will be available in the same location shortly after the live call has ended. The conference call can be accessed by telephone at (866) 290-5977 and asking to be joined to the Pacific Premier Bancorp conference call. Additionally a telephone replay will be made available through January 27, 2016 at (877) 344-7529, conference ID 10079232.

Security California Bancorp Merger Announcement

On October 1, 2015 Pacific Premier Bancorp, Inc. announced that it had entered into a definitive agreement to acquire Security California Bancorp (OTCQB: SCAF) (“Security”), the holding company of Security Bank of California, a Riverside, California based state-chartered bank (“Security Bank”) with $733.6 million in total assets, $470.4 million in gross loans and $653.7 million in total deposits at August 31, 2015 (unaudited). Regulatory approvals from the Board of Governors of the Federal Reserve System and the California Department of Business Oversight were obtained in December 2015, for the acquisition. Security Bank has six branches located in Riverside County, San Bernardino County and Orange County and a loan production office located in Los Angeles County. This transaction will strengthen Pacific Premier Bank’s competitive position as one of the premier commercial banks headquartered in Southern California.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest community banks headquartered in Southern California.  Pacific Premier Bank is a business bank primarily focused on serving small and middle market business in the counties of Los Angeles, Orange, Riverside, San Bernardino and San Diego, California. Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, residential warehouse and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide. Pacific Premier Bank serves its customers through its 16 full-service depository branches in Southern California located in the cities of Corona, Encinitas, Huntington Beach, Irvine, Los Alamitos, Newport Beach, Palm Desert, Palm Springs, Riverside, San Bernardino, San Diego, Seal Beach and Tustin.

FORWARD-LOOKING COMMENTS

The statements contained herein that are not historical facts are forward-looking statements based on management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of the Company. There can be no assurance that future developments affecting the Company will be the same as those anticipated by management. The Company cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation, interest rate, market and monetary fluctuations; the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers; the willingness of users to substitute competitors’ products and services for the Company’s products and services; the impact of changes in financial services policies, laws and regulations (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) and of governmental efforts to restructure the U.S. financial regulatory system; technological changes; the effect of acquisitions that the Company may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from its acquisitions; changes in the level of the Company’s nonperforming assets and charge-offs; any oversupply of inventory and deterioration in values of California real estate, both residential and commercial;

the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (“SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters; possible other-than-temporary impairment of securities held by us; changes in consumer spending, borrowing and savings habits; the effects of the Company’s lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; ability to attract deposits and other sources of liquidity; changes in the financial performance and/or condition of our borrowers; changes in the competitive environment among financial and bank holding companies and other financial service providers; unanticipated regulatory or judicial proceedings; and the Company’s ability to manage the risks involved in the foregoing. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2014 Annual Report on Form 10-K of Pacific Premier Bancorp, Inc. filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

The Company specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Notice to Security California Bancorp and Pacific Premier Shareholders

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed acquisition of Security California Bancorp by Pacific Premier, Pacific Premier filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which was previously declared effective by the SEC. The registration statement contains a joint proxy statement/prospectus. The definitive joint proxy statement/prospectus was filed with the SEC on December 17, 2015 and was distributed to the shareholders of Security California Bancorp and the Pacific Premier on December 24, 2015 in connection with the respective special meetings of the Security California Bancorp and the Pacific Premier shareholders and their respective votes concerning the acquisition. SHAREHOLDERS OF SECURITY CALIFORNIA BANCORP AND PACIFIC PREMIER ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. Investors and security holders will be able to obtain the documents, including the joint proxy statement/prospectus free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Pacific Premier will be available free of charge by (1) accessing Pacific Premier’s website at www.ppbi.com under the “Investor Relations” link and then under the heading “SEC Filings,” (2) writing to Pacific Premier at 17901 Von Karman Avenue, Suite 1200, Irvine, CA 92614, Attention: Investor Relations or (3) writing Security California Bancorp at 3403 Tenth Street, Suite 830, Riverside, CA 92501, Attention: Corporate Secretary.

The Pacific Premier directors, executive officers and certain other members of management and employees of Pacific Premier may be deemed to be participants in the solicitation of proxies from the Pacific Premier shareholders in respect of the proposed acquisition. Pacific Premier has also engaged D.F. King & Co., Inc. as its proxy solicitation firm. Information about the Pacific Premier directors and executive officers is included in the proxy statement for its 2015 annual meeting, which was filed with the SEC on April 27, 2015. The Security California Bancorp directors, executive officers and certain other members of management and employees of Security California Bancorp may also be deemed to be participants in the solicitation of proxies in favor of the acquisition from the shareholders of Security California Bancorp. Security California Bancorp has also engaged Georgeson as its proxy solicitation firm. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed acquisition that was previously mailed to the Pacific Premier and Security California Bancorp shareholders. Free copies of this document may be obtained as described in the preceding paragraph.

Contact:

Pacific Premier Bancorp, Inc.

Steve Gardner
President/CEO
949.864.8000

E. Allen Nicholson
Executive Vice President/CFO
949.864.8000

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands)
(Unaudited)
	December 31,	September 30,	June 30,	March 31,	December 31,
ASSETS	2015	2015	2015	2015	2014
Cash and cash equivalents	80,389	102,761	83,077	178,371	110,925
Investment securities available for sale	280,273	290,421	279,702	280,461	201,638
FHLB and other securities, at cost	31,934	23,216	23,575	30,586	17,067
Loans held for sale, net	8,565	—	—	—	—
Loans held for investment	2,254,315	2,167,856	2,118,560	2,131,387	1,628,622
Allowance for loan losses	(17,317)	(16,145)	(15,100)	(13,646)	(12,200)
Loans held for investment, net	2,236,998	2,151,711	2,103,460	2,117,741	1,616,422
Premises and equipment	9,248	9,044	9,394	9,591	9,165
Bank owned life insurance	39,245	38,953	38,665	38,377	26,822
Intangible assets	7,170	7,514	7,858	8,203	5,614
Goodwill	50,832	50,832	50,832	51,010	22,950
Other assets	45,992	40,846	40,193	38,660	28,294
TOTAL ASSETS	$2,790,646	$2,715,298	$2,636,756	$2,753,000	$2,038,897
LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES:
Deposit accounts:
Noninterest bearing checking	$711,771	$680,937	$635,695	$619,763	$456,754
Interest-bearing:
Checking	134,999	130,671	135,228	130,869	131,635
Money market/savings	827,378	822,876	795,725	809,408	600,764
Retail certificates of deposit	365,911	383,481	402,262	406,649	365,168
Wholesale/brokered certificates of deposit	155,064	121,242	127,073	76,477	76,505
Total interest-bearing	1,483,352	1,458,270	1,460,288	1,423,403	1,174,072
Total deposits	2,195,123	2,139,207	2,095,983	2,043,166	1,630,826
FHLB advances and other borrowings	196,125	191,483	167,389	343,434	116,643
Subordinated debentures	70,310	70,310	70,310	70,310	70,310
Accrued expenses and other liabilities	30,108	23,531	21,481	22,843	21,526
TOTAL LIABILITIES	2,491,666	2,424,531	2,355,163	2,479,753	1,839,305
STOCKHOLDERS’ EQUITY:
Common stock	215	215	215	214	169
Additional paid-in capital	221,487	220,992	220,759	218,528	147,474
Retained earnings	76,947	68,881	61,044	53,220	51,431
Accumulated other comprehensive income (loss), net of tax (benefit)	331	679	(425)	1,285	518
TOTAL STOCKHOLDERS’ EQUITY	298,980	290,767	281,593	273,247	199,592
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,790,646	$2,715,298	$2,636,756	$2,753,000	$2,038,897

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2015	2015	2014	2015	2014
INTEREST INCOME
Loans	$30,181	$27,935	$21,179	$111,097	$75,751
Investment securities and other interest-earning assets	1,730	1,812	1,358	7,259	5,588
Total interest income	31,911	29,747	22,537	118,356	81,339
INTEREST EXPENSE
Deposits	1,713	1,719	1,448	6,630	5,037
FHLB advances and other borrowings	370	339	332	1,490	1,124
Subordinated debentures	991	993	990	3,937	1,543
Total interest expense	3,074	3,051	2,770	12,057	7,704
NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES	28,837	26,696	19,767	106,299	73,635
PROVISION FOR LOAN LOSSES	1,700	1,062	1,421	6,425	4,684
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	27,137	25,634	18,346	99,874	68,951
NONINTEREST INCOME
Loan servicing fees	348	375	305	1,459	1,475
Deposit fees	686	629	480	2,532	1,809
Net gain from sales of loans	2,705	2,544	2,679	7,970	6,300
Net gain (loss) from sales of investment securities	(4)	38	1,024	290	1,547
Other income	482	792	414	2,190	2,246
Total noninterest income	4,217	4,378	4,902	14,441	13,377
NONINTEREST EXPENSE
Compensation and benefits	10,030	9,418	7,839	38,456	28,705
Premises and occupancy	2,141	2,151	1,731	8,205	6,608
Data processing and communications	715	681	534	2,816	2,570
Other real estate owned operations, net	7	9	10	121	75
FDIC insurance premiums	345	355	261	1,376	1,021
Legal, audit and professional expense	826	505	637	2,514	2,240
Marketing expense	519	567	472	2,305	1,208
Office and postage expense	478	525	421	2,005	1,576
Loan expense	439	370	215	1,268	848
Deposit expense	938	917	709	3,643	2,964
Merger related expense	407	400	864	4,799	1,490
CDI amortization	345	344	254	1,350	1,014
Other expense	1,349	1,132	2,521	4,733	4,674
Total noninterest expense	18,539	17,374	16,468	73,591	54,993
NET INCOME BEFORE INCOME TAX	12,815	12,638	6,780	40,724	27,335
INCOME TAX	4,750	4,801	2,889	15,209	10,719
NET INCOME	$8,065	$7,837	$3,891	$25,515	$16,616
EARNINGS PER SHARE
Basic	$0.38	$0.36	$0.23	$1.21	$0.97
Diluted	$0.37	$0.36	$0.23	$1.19	$0.96
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	21,510,746	21,510,678	16,950,856	21,156,668	17,046,660
Diluted	21,941,035	21,866,840	17,221,386	21,488,698	17,343,977

SELECTED FINANCIAL DATA

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND YIELD DATA

	Three Months Ended			Three Months Ended			Three Months Ended
	December 31, 2015			September 30, 2015			December 31, 2014
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets	(dollars in thousands)
Interest-earning assets:
Cash and cash equivalents	$114,027	$57	0.20%	$124,182	$63	0.20%	$104,201	$50	0.19%
Investment securities	312,008	1,673	2.14	306,623	1,749	2.28	237,347	1,308	2.20
Loans receivable, net (1)	2,158,759	30,181	5.55	2,064,768	27,935	5.37	1,558,826	21,179	5.39
Total interest-earning assets	2,584,794	31,911	4.90	2,495,573	29,747	4.73	1,900,374	22,537	4.71
Noninterest-earning assets	141,729			141,128			89,322
Total assets	$2,726,523			$2,636,701			$1,989,696
Liabilities and Equity
Interest-bearing deposits:
Interest checking	$132,812	$38	0.11%	$141,747	$40	0.11%	$129,773	$43	0.13%
Money market	735,810	642	0.35	708,365	616	0.35	506,850	406	0.32
Savings	86,363	34	0.16	91,455	37	0.16	75,182	28	0.15
Time	506,614	999	0.78	523,010	1,026	0.78	438,711	971	0.88
Total interest-bearing deposits	1,461,599	1,713	0.46	1,464,577	1,719	0.47	1,150,516	1,448	0.50
FHLB advances and other borrowings	167,817	370	0.87	120,098	339	1.12	103,394	332	1.27
Subordinated debentures	70,310	991	5.59	70,310	993	5.60	70,310	990	5.59
Total borrowings	238,127	1,361	2.27	190,408	1,332	2.77	173,704	1,322	3.02
Total interest-bearing liabilities	1,699,726	3,074	0.72	1,654,985	3,051	0.73	1,324,220	2,770	0.83
Noninterest-bearing deposits	709,982			674,795			447,315
Other liabilities	23,481			22,435			20,541
Total liabilities	2,433,189			2,352,215			1,792,076
Stockholders' equity	293,334			284,486			197,620
Total liabilities and equity	$2,726,523			$2,636,701			$1,989,696
Net interest income		$28,837			$26,696			$19,767
Net interest rate spread (2)			4.18%			4.00%			3.88%
Net interest margin (3)			4.43%			4.24%			4.13%
Ratio of interest-earning assets to interest-bearing liabilities			152.07%			150.80%			143.51%

(1) Average balance includes nonperforming loans and is net of deferred loan origination fees, unamortized discounts and premiums, and allowance for loan losses.
(2) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(3) Represents net interest income divided by average interest-earning assets.

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
LOAN PORTFOLIO COMPOSITION
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2015	2014
Loan Portfolio
Business loans:
Commercial and industrial	$309,741	$288,982	$284,873	$276,322	$228,979
Franchise	328,925	295,965	257,582	216,544	199,228
Commercial owner occupied	294,726	302,556	294,545	279,703	210,995
SBA	62,256	70,191	50,306	49,855	28,404
Warehouse facilities	143,200	144,274	198,113	216,554	113,798
Real estate loans:
Commercial non-owner occupied	421,583	406,490	402,786	452,422	359,213
Multi-family	429,003	421,240	400,237	397,130	262,965
One-to-four family	80,050	78,781	84,283	116,735	122,795
Construction	169,748	141,293	124,448	111,704	89,682
Land	18,340	12,758	16,339	7,243	9,088
Other loans	5,111	5,017	4,811	6,641	3,298
Total Gross Loans	2,262,683	2,167,547	2,118,323	2,130,853	1,628,445
Less Loans held for sale, net	8,565	—	—	—	—
Total gross loans held for investment	2,254,118	2,167,547	2,118,323	2,130,853	1,628,445
Less:
Deferred loan origination costs/(fees) and premiums/(discounts)	197	309	237	534	177
Allowance for loan losses	(17,317)	(16,145)	(15,100)	(13,646)	(12,200)
Loans held for investment, net	$2,236,998	$2,151,711	$2,103,460	$2,117,741	$1,616,422

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
ASSET QUALITY INFORMATION
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2015	2014
Asset Quality
Nonaccrual loans	$3,969	$4,095	$4,382	$4,663	$1,444
Other real estate owned	1,161	711	711	997	1,037
Nonperforming assets	$5,130	$4,806	$5,093	$5,660	$2,481
Allowance for loan losses	17,317	16,145	15,100	13,646	12,200
Allowance for loan losses as a percent of total nonperforming loans	436.31%	394.26%	344.59%	292.64%	844.88%
Nonperforming loans as a percent of gross loans	0.18	0.19	0.21	0.22	0.09
Nonperforming assets as a percent of total assets	0.18	0.18	0.19	0.21	0.12
Net loan charge-offs for the quarter ended	$528	$17	$379	$384	$(12)
Net loan charge-offs for quarter to average total loans, net	0.02%	—%	0.07%	0.08%	—%
Allowance for loan losses to gross loans	0.77	0.74	0.71	0.64	0.75
Delinquent Loans:
30 - 59 days	$323	$702	$943	$645	$20
60 - 89 days	355	25	28	375	24
90+ days (4)	1,954	2,214	1,714	2,258	54
Total delinquency	$2,632	$2,941	$2,685	$3,278	$98
Delinquency as a % of total gross loans	0.12%	0.14%	0.13%	0.15%	0.01%

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
DEPOSIT COMPOSITION
(dollars in thousands)

	December 31,	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2015	2014
Deposit Accounts
Noninterest-bearing checking	$711,771	$680,937	$635,695	$619,763	$456,754
Interest-bearing:
Checking	134,999	130,671	135,228	130,869	131,635
Money market/Savings	827,378	822,876	795,725	809,408	600,764
Retail certificates of deposit	365,911	383,481	402,262	406,649	365,168
Wholesale/brokered certificates of deposit	155,064	121,242	127,073	76,477	76,505
Total interest-bearing	1,483,352	1,458,270	1,460,288	1,423,403	1,174,072
Total deposits	$2,195,123	$2,139,207	$2,095,983	$2,043,166	$1,630,826

GAAP RECONCILIATIONS

PACIFIC PREMIER BANCORP, INC. AND SUBSIDIARIES
GAAP RECONCILIATIONS
(dollars in thousands, except per share data)
GAAP Reconciliations
For periods presented below, adjusted net income, adjusted diluted earnings per share and adjusted return on average assets are non-GAAP financial measures derived from GAAP-based amounts. We calculate these figures by excluding merger related and litigation expenses in the period results. Management believes that the exclusion of such items from these financial measures provides useful information to an understanding of the operating results of our core business. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
Net income	$8,065	$7,837	$3,891
Plus merger related and litigation expenses, net of tax	489	400	1,516
Adjusted net income	$8,554	$8,237	$5,407
Diluted earnings per share	$0.37	$0.36	$0.23
Plus merger related and litigation expenses, net of tax	0.02	0.02	0.08
Adjusted diluted earnings per share	$0.39	$0.38	$0.31
Return on average assets	1.18%	1.19%	0.78%
Plus merger related and litigation expenses, net of tax	0.07	0.06	0.31
Adjusted return on average assets	1.25%	1.25%	1.09%

For periods presented below, return on average tangible common equity and adjusted return on average tangible common equity are non-GAAP financial measures derived from GAAP-based amounts. We calculate these figures by excluding merger related and litigation expenses and/or CDI amortization expense and exclude the average CDI and average goodwill from the average stockholders' equity during the period. Management believes that the exclusion of such items from these financial measures provides useful information to an understanding of the operating results of our core business. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

	Three Months Ended
	December 31,	September 30,	December 31,
	2015	2015	2014
Net income	$8,065	$7,837	$3,891
Plus tax effected CDI amortization	217	213	145
Net income for average tangible common equity	8,282	8,050	4,036
Plus merger related and litigation expenses, net of tax	489	400	1,516
Adjusted net income for average tangible common equity	$8,771	$8,450	$5,552
Average stockholders' equity	$293,334	$284,486	$197,620
Less average CDI	7,394	7,686	5,741
Less average goodwill	50,832	50,832	22,950
Average tangible common equity	$235,108	$225,968	$168,929
Return on average tangible common equity	14.09%	14.25%	9.56%
Adjusted return on average tangible common equity	14.92%	14.96%	13.15%

Tangible common equity to tangible assets (the "tangible common equity ratio") and tangible book value per share are non-GAAP financial measures derived from GAAP-based amounts. We calculate the tangible common equity ratio by excluding the balance of intangible assets from common stockholders' equity and dividing by tangible assets. We calculate tangible book value per share by dividing tangible common equity by common shares outstanding, as compared to book value per share, which we calculate by dividing common stockholders' equity by shares outstanding. We believe that this information is consistent with the treatment by bank regulatory agencies, which exclude intangible assets from the calculation of risk-based capital ratios. Accordingly, we believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our capital position and ratios. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these measures, this presentation may not be comparable to other similarly titled measures reported by other companies.

	December 31,	September 30,	June 30,	March 31,	December 31,
	2015	2015	2015	2015	2014
Total stockholders' equity	$298,980	$290,767	$281,593	$273,247	$199,592
Less intangible assets	(58,002)	(58,346)	(58,690)	(59,213)	(28,564)
Tangible common equity	$240,978	$232,421	$222,903	$214,034	$171,028
Book value per share	$13.86	$13.52	$13.09	$12.78	$11.81
Less intangible book value per share	(2.69)	(2.72)	(2.73)	(2.77)	(1.69)
Tangible book value per share	$11.17	$10.80	$10.36	$10.01	$10.12
Total assets	$2,790,646	$2,715,298	$2,636,756	$2,753,000	$2,038,897
Less intangible assets	(58,002)	(58,346)	(58,690)	(59,213)	(28,564)
Tangible assets	$2,732,644	$2,656,952	$2,578,066	$2,693,787	$2,010,333
Tangible common equity ratio	8.82%	8.75%	8.65%	7.95%	8.51%